Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

SoFi to go public in merger with Chamath Palihapitiya’s newest SPAC

Kirsten Korosec@kirstenkorosec / 11:30 AM EST•January 7, 2021

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Image Credits: Michael Kovac / Contributor / Getty Images

Consumer financial services startup SoFi is going public via a merger with special purpose acquisition company Social Capital Hedosophia Holdings Corp V, one of a series of blank-check companies formed by venture capital investor Chamath Palihapitiya.

The deal, confirmed by SoFi, would value the fintech at $8.65 billion according to the company’s statement. It includes $2.4 billion in cash, encompassing $1.2 billion from a confirmed private placement (a PIPE instrument being led by Palihapitiya himself with participation from Altimeter, Baron Capital Group, BlackRock, Coatue and others), $805 million in funding from the SPAC’s balance sheet, and additional funds from a prior investment into SoFi closed last month led by T. Rowe Price.

An agreement to take SoFi public via a SPAC has been rumored for weeks. This latest advancement, which reveals Palihapitiya as the possible SPAC connection, was first reported by Reuters.

SoFi, which is now led by ex-Twitter COO Anthony Noto, was founded more than a decade ago to offer ways to secure better financial terms for student loans. The company has expanded those offerings for consumers such as loan, investment and insurance products as well as cash and wealth management tools. It made a move into the B2B realm with its acquisition last April of Galileo.

SoFi has raised millions in capital since its founding, the most recent a $500 million round in 2019 that was led by Qatar Investment Authority, a Doha, Qatar-based private equity and sovereign wealth fund. The company was most recently valued at $4.3 billion.

Palihapitiya has been credited for kicking off the SPAC craze. SPACs, also known as blank check companies, are formed for the purpose of merging or acquiring other companies. The shell company raises money in an initial public offering with the intent of merging with a privately held company that then becomes publicly traded. A slew of SPACs have occurred in the past 18 months.

In 2017, he raised $600 million for his first SPAC called Social Capital Hedosophia Holdings, which was ultimately used to take a 49% stake in the British spaceflight company Virgin Galactic. Social Capital Hedosophia Holdings Corp V is Palihapitiya’s third SPAC. His second merged with Opendoor in 2020.

Update January 7, 2020: Includes official deal details from SoFi.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between SoFi and Social Capital Hedosophia. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Social Capital Hedosophia filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of Social Capital Hedosophia, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all Social Capital Hedosophia shareholders. Social Capital Hedosophia also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and Social Capital Hedosophia. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Social Capital Hedosophia’s securities, (ii) the risk that the transaction may not be completed by Social Capital Hedosophia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Social Capital Hedosophia, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between Social Capital Hedosophia, Plutus Merger Sub Inc. and Social Finance, Inc., dated as of January 7, 2021 (the “Merger Agreement”) by the shareholders of Social Capital Hedosophia, the satisfaction of the minimum trust account amount following redemptions by Social Capital Hedosophia’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against Social Capital Hedosophia related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Social Capital Hedosophia’s securities on a national securities exchange, (xi) the price of Social Capital Hedosophia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Social Capital Hedosophia plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting Social Capital Hedosophia’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Social Capital Hedosophia’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by Social Capital Hedosophia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and Social Capital Hedosophia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor Social Capital Hedosophia gives any assurance that either SoFi or Social Capital Hedosophia, or the combined company, will achieve its expectations.